Exhibit 3.2.1

FIRST AMENDMENT TO
BYLAWS
OF
METALLINE MINING COMPANY
(A Nevada for profit corporation)

This FIRST AMENDMENT TO BYLAWS, effective as of January 26, 2023, amends the Bylaws (the “Bylaws”) of Metalline Mining Company, a Nevada corporation currently known as Silver Bull Resources, Inc., pursuant to Section 13 (Amendments) thereof.

1.	Section 3.7 of the Bylaws is hereby removed and replaced with the following:

3.7       Quorum. At any meeting of the shareholders, 5% of all shares entitled to vote, present in person or by proxy, at the meeting shall constitute a quorum, unless or except to the extent that the presence of a larger number may be required by law.

If a quorum is not present at any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.